

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via U.S. Mail
Philip D. Miller
Chief Executive Officer
Regatta Capital Partners, Inc.
222 Milwaukee Street, Suite 304
Denver, CO 80206

> **Re: Regatta Capital Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 23, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-27609**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the audit report of Schumacher & Associates, Inc. references the report of another auditor for the cumulative period from September 20, 1996 to December 31, 2005. Please obtain a reissued audit report from the other auditor and file it in an amended Form 10-K.

Item 7. Management's Discussion and Analysis of Plan of Operations, page 2

2. Please note that Item 303 of Regulation S-K requires a discussion of "Management's Discussion and Analysis of Financial Condition and Results of Operations" so please revise to use this heading instead of the existing heading which appears to come from the now superseded Form 10KSB.

Item 9A. Controls and Procedures, page 5

Management's Annual Report on Internal Control over Financial Reporting, page 5

3. We note your disclosure in the second paragraph of this section that "Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were not effective as of December 31, 2010 due to material weaknesses in the system of internal control." However, your principal executive and financial officers do not appear to conclude explicitly on the effectiveness of internal control over financial reporting (ICFR). In accordance with Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that the registrant's ICFR is effective if there are one or more *material weaknesses* in the registrant's ICFR. Please revise your disclosure to include management's conclusion regarding effectiveness of ICFR as of December 31, 2010 by amending the 2010 Form 10-K accordingly.

Changes in Internal Control over Financial Reporting

4. We note your statement that "There have been no material changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation." Please revise to state, if true, that there have been no changes in ICFR that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your ICFR. Refer to Item 308(c) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures, page 8

5. We note your conclusion that your disclosure controls and procedures (DC&P) were effective. However, you concluded that your DC&P were not effective as of December 31, 2010. Revise to explain the changed circumstances in DC&P that now permit management to conclude that DC&P were effective as of March 31, 2011.

Item 4. Controls and Procedures, page 8

6. We note your disclosure in the first paragraph under this heading that, "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the control objectives…. Accordingly, please revise management's conclusion regarding DC&P to state that DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers have concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your DC&P. This comment also applies to the Form 10-Q for the period ended June 30, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Cover Page

7. In future Exchange Act filings, please indicate on the cover page by check mark whether you have submitted electronically and posted on your corporate Web site, the Interactive Data File as required pursuant to Rule 405 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant